ITT Educational Services, Inc.

13000 North Meridian Street

Carmel, IN 46032-1404

Telephone (317) 706-9200

December 2, 2005

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street N.W.

Mail Stop 3561

Washington, DC 20549

Re:	ITT Educational Services, Inc.
File No. 1-13144

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed March 15, 2005

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Filed October 27, 2005

Dear Mr. Spirgel:

On behalf of ITT Educational Services, Inc. (the "Company"), this letter is in response to the Securities and Exchange Commission's (the "Commission") comment letter dated November 29, 2005 relating to the Company's 2004 annual report on Form 10-K (“2004 Form 10-K”) and periodic report on Form 10-Q for the quarter ended September 30, 2005 (“3rd Q Form 10-Q”). For the sake of convenience, we have reproduced the comment below, with our response thereto following such comment.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Statement of Cash Flows, page F-6

1.

Comment: We note that you include restricted cash in the cash total reported in your Statement of Cash Flows. In accordance with SFAS No. 95, the Statement of Cash Flows should explain the change during the period in cash and cash equivalents as presented on the face of the Statement of Position. In future filings, revise your Statement of Cash Flows to present only the changes in cash and cash equivalents during the period.

Mr. Larry Spirgel

December 2, 2005

Response: In the Company’s future filings with the Commission, the Company will present in its Consolidated Statements of Cash Flows only the changes in cash and cash equivalents during the period in accordance with Statements of Financial Accounting Standards No. 95, “Statement of Cash Flows.”

The Company acknowledges: (a) the Commission’s advice contained in the third paragraph on page 2 of the Commission’s November 29, 2005 comment letter; and (b) the responsibility of the Company and its management for the accuracy and adequacy of the disclosures made in the Company’s Form 10-K and Form 10-Q filings. In addition, with respect to the 2004 Form 10-K and the 3rd Q Form 10-Q, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (317) 706-9205 or dfitzpatrick@ittesi.com. Please advise me when the Commission has completed its review of the 2004 Form 10-K and 3rd Q Form 10-Q.

Sincerely,

/s/ Daniel M. Fitzpatrick

Daniel M. Fitzpatrick

Senior Vice President and Chief Financial Officer